82-3378

02055303

Vo... 10 - Issue 4 October 2002

CON-SPACE COMMUNICATIONS

Safety in Communication®

02 OCT -7 AM 11:49

SUPPL

FOURTH QUARTER NEWSLETTER & FINANCIAL REPORT

LETTER FROM MANAGEMENT

Uncompromising Excellence...

With nearly a 45% growth in Fourth Quarter sales over the Third Quarter your Company ended its fiscal year, June 30, 2002, with its strongest quarter to date. Yet, in our opinion, this is only a prelude of what is to come and actually provides a glimpse into our future. Forecasting, at the best of times, is an inexact science, however, many indicators point to a strong continuing expansion and we would like to show you why we are so bullish at this time. Here is our view of: who is responsible for the strong upturn, where we expect continuing growth to come from, when it is going to happen, and what we feel will be the result.

Who is responsible for the strong upturn: as you all know other companies are experiencing many difficulties in the market place yet CON-SPACE is forging ahead with new products, increased sales and higher profits. This can be directly attributed to the dedicated efforts of our employees, those who design, build, administer and sell our products. It is their uncompromising excellence that has seen us succeed. Engineering that designs top quality products, manufacturing that work overtime and weekends to ship rush orders, and a dedicated sales force that strives for the best products for the customer.

Where we expect continuing growth to come from: our expanding marketplace. New markets are being addressed with present products while other products are being developed to address newly recognized market needs (most ideas come from our customers and sales force). Our customer base is expanding daily as is the Domestic Preparedness and Rescue markets. Militaries around the world are testing, approving and purchasing our products. "Private Label" contracts are increasing, as is their request for new items designed specifically for them. CON-SPACE's reputation for it's attention to the client's needs continually opens doors for the Company creating new opportunities.

When is it going to happen: it is happening now! And we believe it is going to continue happening long into the future. The Fourth Quarter results are being followed by a strong beginning to the First Quarter of fiscal 2003 (August orders topped $1,022,000). With orders out to tender and major projects in the works the future promises much more of the same.

What we feel will be the result: higher sales and increased profits. Orders received to date will ship this fiscal year resulting in increased revenue that will assist the Company in financing its product marketing and advertising campaigns, expansion of R&D, development of an investor relations program, and a healthy increase in net earnings.

Due to our staff's uncompromising excellence we are making huge strides forward in sales and profits. We are very excited about our future. We hope you are as well. On behalf of the directors, management and staff of CON-SPACE we thank you for your continued support.



The CON-SPACE Rescue Probe was developed in response to both natural and man-made disasters and was used most recently in the successful Quecreek Mine Rescue.

Inside This Issue

10/10

CON-SPACE MOVES FORWARD IN 2002

The end of August 2002 marked a significant moment for CON-SPACE Communications as it finished the month off with $1,022,000 in orders making it the biggest sales month in Company history. While a small percentage of these sales can be attributed to considerable growth in both the Company's sale of Private Labeled (OEM) equipment and regular sales, it was an order from the British Army worth in excess of $590,000 CDN that contributed the lions share.



CON-SPACE Hardline communication equipment had been introduced to the British Army by Graham Withington, General Manager of CON-SPACE operations in the UK, who worked closely with army personnel over the last two years to determine the best configuration for the specific needs of the Army's National Search team. The equipment had been selected based on evaluations done over the course of numerous training exercises covering the Department's many special requirements. CON-SPACE equipment has undergone similar testing in the past and it was therefore no surprise that it met this challenge successfully.

CON-SPACE met another critical challenge at Quecreek Mine in Somerset, Pennsylvania, as miners and rescue workers struggled to drill a large diameter shaft down to nine trapped men 240 feet below the ground. Confirmation that all nine miners were alive and waiting to be rescued was finally heard as soon as the CON-SPACE "Rescue Probe" was lowered through a six-inch air hole allowing rescuers to talk to the miners. From that point, it was no longer necessary to have a rescuer enter the collapsed mine for assessment, all nine men were simply pulled out and reunited with their families.



The Company designed its "Rescue Probe" to provide communication with victims of natural or manmade disasters and has been used in the rescue attempts during the Sept. 11th terrorist attacks. Additionally the Company's Power Talk Box was used in rescue efforts during the Oklahoma City bombing. With their experience at Ground Zero and with over 900 Rescue Teams in North America using their equipment, CON-SPACE is now responding to calls from the Military, from Europe and from other countries concerned with terrorism. The Company is happy and proud that its equipment played a part in the successful rescue operation at Quecreek.

The United States Marines are also happy with CON-SPACE equipment, after testing the new 'Vital Sound Headset', which they have reported as performing well. CON-SPACE sees the military as a major potential user of the Vital Sound headset and from the results of the US Marine testing, have confirmed that it works well for its intended use. The Vital Sound was designed to improve the hearing ability of someone monitoring a patient's vital sounds with a stethoscope in high noise environments. It is conceivable, based on market surveys that every Hospital, Ambulance, Paramedic Rescue Squad and Military Medical unit could have a 'Vital Sound Headset' at their disposal. This unit has also been received well by emergency medical personnel, such as paramedics like Brett Huntley who told CON-SPACE, 'Your device allows me to hear the most faint lung sounds and blood pressure. I have used the VITAL SOUND in not only a number of ground ambulances in our fleet, but also in one of our AirMed helicopters recently on a Cardiac Arrest. I found listening to lung sounds were as clear as using a high priced electronic stethoscope but at a fraction of the cost."

CON-SPACE has enjoyed tremendous growth throughout 2002. As 2003 approaches, the Company looks forward to further developing its current product line as well as continuing to innovate with new products and take advantage of new market opportunities.

QUARTERLY SALES


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
DOLLARS
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
BY QUARTER

FOURTH QUARTER SALES COMPARISON


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
DOLLARS
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
FISCAL YEAR

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	June 30 2002	June 30 2001
ASSETS		
Current Assets	$ 1,255,088	$ 1,136,316
Deferred Financial Costs	-	-
Capital Assets (Net Amortization)	208,651	193,461
Deferred Product Development	30,524	134,034
Future Income Tax Pay	51,298	0
Total Assets	$ 1,545,561	$1,463,811
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilites	$ 983,839	$ 1,019,267
Long Term Debt	533,522	623,512
Shareholders' Equity	28,200	(178,968)
Total Libilites and Equity	$ 1,545,561	$ 1,463,811

CONSOLIDATED INCOME STATEMENTS	Twelve Months Period Ended June 30 2002	Twelve Months Period Ended June 30 2001
Sales	$ 3,176,903	$ 2,787,662
Costs of Goods Sold and Commissions	(1,674,932)	(1,503,147)
Other Income	67,835	41,440
Operating Expenses	(1,256,704)	(1,402,102)
Operating Profit (Loss)	313,102	(76,147)
Depreciation	(157,232)	(244,567)
Income Tax	51,298	0
Net Profit (Loss)	$ 207,168	($ 320,714)
Net Operating Profit (Loss) per Common Share	$ 0.04	($ 0.01)
Net Profit (Loss) per Common Share	$ 0.03	($ 0.04)

4th QUARTER RESULTS UP 26%

CON-SPACE ended its fiscal year of 2002 with a very strong fourth quarter. The financial results for the three month period ending June 30, 2002, shows a continuing upward trend in the Company's overall performance.

Sales closed at $1,017,409 for the quarter which represent a 25.9% increase over the previous year's fourth quarter sales of $809,027 and a 54.7% increase over 2002's third quarter sales of $683,363.

Total gross profit plus other income for the fourth quarter ended at $464,087 compared to the 2001 fourth quarter amount of $354,882, a 30.8% increase, and 37.5% over the 2002 third quarter of $337,546.

Operational expenses for the quarter were $330,454, resulting in a fourth quarter operating profit of $133,633 or $0.02 per share compared to profit of $33,698 or $0.00 per share for the same quarter a year earlier and a profit of $25,373 for the 2002 third quarter.

Amortization and depreciation costs for this quarter were $42,552 compared to $63,608 during this period in the previous fiscal year. As a result of net profits for the fiscal year of 2002, income tax credits of $51,298 were added back into reportable profits giving a net profit for the fourth quarter of $142,379 or $0.02 per share. Last year's fourth quarter net loss was $(29,910) or $(0.00) per share while the third quarter of this year ended at a net loss of $(13,823) or $(0.00).

Shareholder Relations

James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent

CIBC Mellon Trust Company
1066 West Hastings
Ste. 1600, The Oceanic Plaza
Vancouver, B.C. V6E 3X1

Corporate Head Office

505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors

James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director

Trading Symbol CCB

Listed on the Toronto Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

The "**CON-SPACE**", [CON-SPACE logo] and *"Safety in Communication"* are registered trademarks of **CON-SPACE** Communications Ltd.

Website: www.con-space.com
E-Mail: info@con-space.com
invest@con-space.com

The Toronto Venture Exchange has neither approved nor disapproved of the information contained herein.



FROM THE EDITOR

As a new addition to the CON-SPACE team I am proud to present this newsletter to you, our readers. I sincerely hope that you find the content, which I have included in this publication to be of value to you as a shareholder or potential shareholder in our Company.

We at CON-SPACE attribute the success of our business to the fact that we develop and design our products according to the specific needs indicated by our customers. You are our customers also and we value your needs just the same. If there is something lacking from our publications that you would like to see, please tell us. We welcome your comments, questions and suggestions and can be reached either by telephone at (604) 244-9323 or by email at: marketing@con-space.com.

Sincerely yours,

Allan Lanzador

HOW TO STAY IN TOUCH

May we send our News Releases directly to you?
Please send your e-mail address to:
jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at:
(800) 755-2528 or (604) 244-9323

You may also visit us online at: **www.con-space.com**

ANNUAL GENERAL MEETING

November 14, 2002, at 3:00 p.m.
Abercorn Inn Best Western
9260 Bridgeport Road
Richmond, B.C., V6X 1S2
Everyone Welcome!

